June 10, 2016

Mr. Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nanosphere, Inc.
Schedule 14D-9
Filed June 2, 2016
SEC File No. 005-83365

Dear Mr. Duchovny:

Reference is hereby made to comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 7, 2016, with respect to the above referenced Schedule 14D-9 (the “Schedule 14D-9”) of Nanosphere, Inc. (the “Company”). Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.

Schedule 14D-9

1.	We note that provided Jefferies some financial projections. Please disclose those projections in full. If the information you include in response has not been prepared in accordance with GAAP, provide the reconciliation required under Rule 100(a) of Regulation G.

Response:	The Company has filed amendment no. 2 to the Schedule 14D-9 (the “Amendment”) that includes disclosure of the projections in full and a reconciliation to GAAP with respect to a non-GAAP financial measure included in the projections.

Arrangements between the Company and its Executive Officers and Directors, page 5

2.	Please provide for each officer and each director, the amount of proceeds the individual will receive for securities and any other benefits payable in connection with the tender offer and merger. We note that you have included some information for your officers on page 10.

Response:	The Amendment includes additional disclosure that provides for each officer and each director, the amount of proceeds the individual will receive for securities and any other benefits payable in connection with the tender offer and merger.

On behalf of the Company, I hereby confirm that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing responses, please do not hesitate to contact me at (212) 218-3338.

Sincerely,

/s/ Blake Hornick
Blake Hornick
Seyfarth Shaw LLP